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                                                                    Exhibit 21.1

SUBSIDIARIES OF H POWER CORP.

         The Registrant currently owns a 50% equity interest in H Power Enterprises of Canada, Inc., or HPEC. Immediately prior to the consummation of this offering, the owners of the other 50% of HPEC will exchange their equity interest for 2,666,664 shares of the Registrant's common stock and HPEC will become a wholly-owned subsidiary of the Registrant.